FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, July 31, 2019

Mr.

Joaquín Cortez Huerta

President

Financial Markets Commission

Present

Ref.	Communication of Material Fact.

Mr President,

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046, we report that in ordinary session of the Board of Banco Santander - Chile held on July 30 of this year, it was agreed to schedule an Extraordinary Shareholders’ Meeting for August 27, 2019 at 17:00 at the Bank’s offices, located at 140 Bandera Street, Floor 12, Santiago, with the objective of addressing the following matters:

1)	Submit the operation of acquisition of 51% of the shares issued by Santander Consumer Chile S.A. for the consideration of the shareholders,
2)	Report the operations referred to in Title XVI of Law 18.046.
3)	Adopt other agreements and grant powers of authority that are necessary to comply and carry out the resolutions decided in this meeting.

Sincerely,

Miguel Mata Huerta
Chief Executive Officer

C.c:

- Stock Exchange

- President of the Board of Santander Consumer Chile S.A.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: July 31, 2019

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